UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 333-268865

NFT LIMITED

Office Q, 11th Floor, Kings Wing Plaza 2

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Jianguang Qian as Chief Financial Officer

Effective May 7, 2026, Mr. Jianguang Qian, the Chief Financial Officer of NFT Limited (the “Company”), resigned from his position. Mr. Qian’s resignation was not a result of any disagreement with the Company on any matter relating to its accounting, operations, policies or practices.

The board of directors of the Company is in the process of identifying a qualified candidate to fill the position. The Company intends to conduct a thorough search and anticipates making the necessary appointment in due course. The Company will act promptly to ensure compliance with all applicable rules and regulations in a timely manner.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NFT Limited

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

Date: May 8, 2026

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